CIENEGEA CREEK HOLDINGS, INC
                          9181 S ANTLER CREST DR.
                             VAIL, AZ 85641


U.S. Securities and Exchange Commission
Washington, DC 20549

Re: 	Cienega Creek Holdings, Inc.
	Form 10-KSB for the year ended March 31, 2008
	Filed May 20, 2008, and As Amended on August 13, 2008
	File No. 0-53364


Dear Commission,

This letter shall serve as our correspondence with regard to the Commission's comment letter dated March 9, 2009.

Item 1) We will ensure the correct audit report date is reflected in future filings. We will also revise the second sentence in Risk Factors to include the words "substantial doubt".

Item 2) We will clarify that our balance sheet, statement of operations, cash flows and equity were all reviewed. We will also follow Rule 8-03 of Regulation S-X regarding review reports.

Item 3) We will expand the Results of Operation section to include the prior year comparative period as per Item 303(b)(2) of Regulation S-K.

Item 4) We will use the exact wording in Exhibit 31(i) of Item 601 of Regulation S-K in our Certifications of the Chief Executive Officer and Chief Financial Officer.


We are aware of our filing obligations and intend to fully comply therewith. We also make the following representations:

1) the company is responsible for the adequacy and accuracy of the disclosure in the filings; and

2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/Michael A. Klinicki

Michael A. Klinicki
President
Cienega Creek Holdings, Inc.